September 11, 2024

Ms. Beverly Singleton

Mr. Andrew Blume

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Plug Power Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended June 30, 2024
File No. 001-34392

Dear Ms. Singleton and Mr. Blume:

This letter is being submitted on behalf of Plug Power Inc. (the “Company,” “Plug,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Company dated August 27, 2024. For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal year Ended December 31, 2023

Note 2. Summary of the Significant Accounting Policies

Principles of Consolidation, page F-12

1.	Please tell us and disclose how you account for the Hidrogenii joint venture discussed on page F-11. To the extent you consolidate the joint venture, as indicated by management during the second quarter 2024 earnings call, explain in sufficient detail how you have a controlling financial interest.

Company Response:

The Company respectfully acknowledges the Staff’s comment and notes that the Company has variable interests in Hidrogenii and Hidrogenii is considered to be a variable interest entity (“VIE”) in accordance with ASC 810-10-15-14.   The Company respectfully informs the Staff that it will clarify those facts in future filings.  As of December 31, 2023, Hidrogenii had approximately $9.4 million in assets (0.2% of the Company’s consolidated total assets) and $2.6 million in liabilities (0.1% of the Company’s consolidated total liabilities).   Hidrogenii had no revenue and less than $10 thousand in expenses during 2023.  As of December 31, 2023, the Company concluded that the results of Hidrogenii were immaterial to the Company’s consolidated financial statements.

Hidrogenii is owned 50% by the Company and 50% by Olin. In addition, the Company has entered into service contracts with Hidrogenii related to Hidrogenii’s operations. The Company determined that it is the primary beneficiary of the VIE as per the criteria in ASC 810-10-25-38A.  The purpose and design of Hidrogenni is to develop, construct and operate a facility in St. Gabriel, Louisiana to liquify and monetize hydrogen that is procured from the adjacent chlor-alkali facility owned by Olin. Therefore, the activities that most significantly impact the economic performance of Hidrogenii are its operational services, which primarily consist of the procurement and processing of hydrogen, maintenance of the plant equipment, and selling of liquid hydrogen. Once the plant is operational, such services will be conducted by Plug employees and will utilize Plug’s assets, which will consist primarily of hydrogen processing equipment.  All Hidrogenii employees will be Plug employees. In addition, Plug will perform the management and oversight responsibilities of the operational services for Hidrogenii.  These roles and responsibilities include decision-making related to hydrogen procurement and processing, personnel decisions (e.g., compensation, hiring, etc.), maintenance of the plant and sales of liquid hydrogen.

All decisions that most significantly impact the economic performance of Hidrogenii require the approval of a majority vote of the Board. Through the respective 50% equity ownership interests, Plug and Olin each hold three (3) out of six (6) board seats. In addition, the LLC agreement allows Plug to designate one of its directors to serve as the Chairperson of the Board. If the number of votes cast at any particular proposal at a meeting of the Board is equal, the Chairperson shall have the deciding vote.  As such, Plug has unilateral control to make key decisions over the activities that most significantly impact the economic performance of Hidrogenii.  Other than certain matters that require mutual consent such as change in the form of the VIE or sale of all or substantially all of the assets of the VIE, there are no matters that are subject to a Board vote whereby the Chairperson would not have the deciding vote.   Since Plug unilaterally controls decision-making over such activities at the Board level, via its Chairperson position, we have concluded that Plug meets the power criterion as it has the power to direct the activities that most significantly impact the economic performance of Hidrogenii, per ASC 810-10-25-38A(a).   Further, there are no explicit kick-out rights (i.e., over the Chairperson) or participating rights held by Olin.

In determining which party or parties have the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, Plug assessed the rights and obligations of the equity interest held by Plug and concluded Plug meets the economics criterion in ASC 810-10-25-38A(b). In addition to its equity interest, through its service agreements with Hidrogenii, the Company may absorb losses of Hidrogenii that could be significant to Hydrogenii if there are overruns or inefficiencies.

Per ASC 810-10-25-38A, the primary beneficiary of a variable interest entity is the entity that meets both the power criterion and economics criterion.  Plug meets both of these criteria, and therefore, Plug is the primary beneficiary and should consolidate the VIE.  As noted above, the Company concluded that the relevant disclosures required by ASC 810 were not material given the size of the VIE; however, as the VIE becomes more material to the financial position and operations of the Company, we will include in future filings the relevant disclosures for variable interest entities.

Inventory, page F-20

2.	We note from Schedule II on page 79 that your inventory reserve significantly increased during fiscal 2023 with approximately $94 million charged as an expense and only approximately $14 million reflected as deductions for inventory write-offs. Please tell us the reasons for the significant increase in inventory charges during fiscal 2023 as compared to the prior periods and clarify why there were not further reductions to the reserve as the inventory turned. Please revise your MD&A to provide clarity regarding the reasons for and impact of the charges on your results of operations. In doing so, tell us where the charges are reflected on your statements of operations.

Company Response:

The Company respectfully advises the Staff that the $94 million of inventory charges in 2023 includes approximately $52 million related to lower of cost or net realizable value (LCNRV) charges, and approximately $42 million related to excess and obsolescence (E&O) charges.

The increase in LCNRV charges in 2023 compared to prior periods was primarily due to the launch of new products, specifically our electrolyzers and stationary hydrogen fuel cell products, which were not produced at scale until 2023. The production time on these new products is longer term, so much of the inventory had yet to turn as of December 31, 2023. Our electrolyzer and stationary fuel cell products comprised approximately 75% of the $52 million in LCNRV charges recorded during 2023. As the activity and production for these products lines started to accelerate in the second half of 2023 and production progressed towards the final stages on new product offering for several customers with executed sales agreements, it began to become apparent that these contracts would be sold at negative margins in light of the fact that executed sales contracts could not be changed. At that point, in accordance with ASC 330-10-35, the Company began to estimate the losses on these various contracts and record the necessary write down of inventory prior to the actual sales to the end customers.

The increase in E&O charges was primarily related to the large build-up of overall inventory given supply chain concerns and the anticipated growth in the new product sales discussed above. When sales targets were not met and design changes became necessary on certain new products, it became apparent during our quarterly review of inventory levels in the second half of 2023 that we had excess and obsolete inventory.

These charges are reflected in our consolidated statements of operations in the cost of revenue for sales of equipment, related infrastructure and other. We respectfully refer the Staff to page 52 of the MD&A where we disclose the impact of the inventory charges on cost of revenue related to hydrogen infrastructure ($2.1 million lower of cost or net realizable valuation adjustment), electrolyzer stacks and systems ($29.6 million lower of cost or net realizable valuation adjustment), and fuel cell systems ($14.1 million lower of cost or net realizable valuation adjustment), for a total of $45.8 million of the charge, we acknowledge we did not disclose the full amount of the charge of $94 million. However, the full amount is disclosed in Schedule II on page 79 and Note 7 Inventory on page F-33 to the financial statements. The Company acknowledges the Staff’s comment and in future filings, we will clarify the reasons for any significant changes in inventory charges as compared to prior periods and the impact of such charges on our results of operations.

Stock-based compensation, page F-24

3.	We note that during 2021 you began issuing “performance stock option awards that include a market condition.” Please confirm and revise your disclosures to clarify that you recognize all compensation cost for such awards if the requisite service period is fulfilled, even if the market condition is never satisfied.

Company Response:

The Company respectfully advises the Staff that all compensation cost associated with the Company’s performance stock option awards, which do have a market condition, are accounted for in accordance with ASC 718-10-30-14. Specifically, the compensation cost associated with these awards is recognized as the requisite service period is rendered, regardless of when, if ever, the market condition is satisfied in accordance with ASC 718-10-30-14. We note that in Note 19, Employee Benefit Plans, on page F-48, we disclose that expense associated with performance stock options that include a market condition will be “recognized over the requisite service period.” Furthermore, under “Stock-based compensation” on page F-24, we disclose that the compensation cost associated with performance stock options awards is recognized using the accelerated attribution method. In future filings, we will revise to clarify that all compensation cost associated with these awards will be recognized even if the market condition is never satisfied.

Note 21. Commitments and Contingencies, page F-53

4.	We note your disclosure on page F-54 that your top two customers accounted for 34.3% of fiscal 2023 consolidated revenues and your top three customers accounted for 51.2% of fiscal 2022 consolidated revenues. Pursuant to ASC 280-10-50-42, please disclose within your footnotes, for each statement of operations presented, the total amount of revenues for each customer contributing 10% or more of your consolidated revenues.

Company Response:

The Company respectfully acknowledges the Staff’s comment that the revenues from our customers contributing 10% or more of our consolidated revenues is as follows for the last three fiscal years:

2023 – Customer A – 23.5%; Customer B – 10.9%

2022 – Customer A – 25.2%; Customer B – 12.6%; Customer C – 13.4%

2021 – Customer A – 22.5%; Customer B – 12.4%; Customer C – 40.8%

We acknowledge the Staff’s comment and in future filings where concentrations of revenue are disclosed in accordance with ASC 280-10-50-42, we will include revised disclosure for each statement of operations presented, the total amount of revenues for each customer contributing 10% or more of our consolidated revenues.

5.	We note your disclosures in Item 3 regarding several legal proceedings and your disclosure on page F-54 that you have “not recorded any accruals related to any legal matters.” To the extent it is reasonably possible you will incur losses in excess of the recorded accruals related to your contingencies, please provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount of range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty. Also, disclose the nature of your individual legal proceedings within your financial statement footnotes similar to your disclosure in your most recent Form 10-Q, or tell us why such disclosures are not deemed necessary.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it regularly evaluates the status of all legal proceedings in which the Company is involved to assess whether accruals for probable losses are appropriate under ASC 450-20-50 and to determine for disclosure purposes whether an estimate of possible loss or range of loss can be made under ASC 450-20-50.

During these evaluations, the Company’s management considers all existing and new matters, including, but not limited to, (i) the nature of the legal proceeding; (ii) the status of each proceeding; (iii) the advice of legal counsel and other advisors related to each proceeding; (iv) the Company’s experience or experience of other entities in similar proceedings; (v) the Company’s belief in whether it has meritorious and valid substantive defenses against the allegations made by the parties in the proceedings; (vi) the damages sought for each proceeding; (vii) substantive rulings by a court on similar proceedings; (viii) information gleaned through settlement discussions, if any; (ix) whether there is uncertainty as to the outcome of pending appeals or motions; (x) whether there are significant factual issues to be resolved; and/or (xi) whether the matters involve novel issues or unsettled legal theories.

At the time of the filing of the Annual Report on Form 10-K, no loss contingency accrual relating to these proceedings was required in accordance with ASC 450 because we were unable at that time to determine if there was at least a reasonable possibility that a loss may be incurred in connection with the legal proceedings as the proceedings were in their early stages and the claims did not specify an amount of damages or the damages sought were unsubstantiated or indeterminate. We advise the Staff that we continued to be unable to determine at the time of the filing of most recent Quarterly Form 10-Q if there was at least a reasonable possibility that a loss may be incurred in connection with the legal proceedings. We will continue to monitor and evaluate the status of the legal proceedings each quarter based on the factors described above to determine the need for additional disclosure. If at a future time there is at least a reasonable possibility that a loss may be incurred with respect to a particular legal proceeding, we would either (i) disclose an estimate of the loss or range of loss (or, if applicable, state that the estimate is immaterial in lieu of providing quantified amounts) or (ii) state such an estimate cannot be made.

In addition, the Company respectfully advises the Staff that pursuant to Item 103 of Regulation S-K, we described in Item 3 of the Company’s Annual Report on Form 10-K all material pending legal proceedings, including the name of the court in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceedings and the relief sought. In considering whether to describe these legal proceedings in Item 3 of the Company’s Annual Report on Form 10-K, we considered the potential materiality of the claim; however, we did not consider, or express judgment about, the likelihood of the occurrence of a loss related to these matters. In considering whether or not these specific proceedings should be disclosed in Note 21, Commitments and Contingencies, we evaluated all pending legal proceedings and concluded that we were unable to determine if there was at least a reasonable possibility that a loss may be incurred in connection with the legal proceedings at that time. Consequently, no accrual was made for potential loss contingencies and no disclosure was made related to these matters under the guidance in ASC 450 in the footnotes to the financial statements. However, the Company respectfully acknowledges the Staff’s comment and advises the Staff that we plan to disclose in future filings the nature of our individual legal proceedings within our “Commitments and Contingencies” footnote to our financial statements similar to our disclosure in the most recent Quarterly Report on Form 10-Q, and include in Item 3 – Legal Proceedings, of the Annual Report and Item 1 – Legal Proceedings, of the Quarterly Reports a cross reference to the disclosure in the financial statements footnote.

Note 22. Segment and Geographic Area Reporting, page F-55

6.	We note the summary of your various product and service offerings disclosed on page 7 and that you quantify, within results of operations on page 51, revenue changes of specific product offerings included in the “Sales of equipment, related infrastructure and other” revenue line item. Considering the materiality of this line item to your total revenues, please quantify, pursuant to ASC 280-10-50-40, the components of this revenue category, such as cryogenic storage equipment and liquefiers, electrolyzers, hydrogen infrastructure, fuel cell systems, and engineered oil and gas equipment. As part of your response, ensure you tell us the specific revenue categories included in the information regularly provided to your chief operating decision maker.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 280-10-50-40 when determining its disclosures related to the disaggregation of revenue. The Company respectfully refers the Staff to Note 18, Revenue, on page F-45, where the Company has quantified, pursuant to ASC 606-10-55-90 the components of the “Sales of equipment, related infrastructure and other” that you note in your comment. The line items that make up “Sales of equipment, related infrastructure and other” are sales of fuel cell systems, sales of hydrogen infrastructure, sales of electrolyzers, sales of engineered equipment, and sales of cryogenic equipment and other. We have considered the guidance in ASC 606-10-55-90 and based on our evaluation, we believe the Company has met the disclosure objectives in ASC 280-10-50-40 as the categories by which the Company disaggregates revenues provides the most useful information for users of financial statements and is in line with how the Company manages its business.

Also, we confirmed that the level at which revenue is disaggregated for regular review by the chief operating decision maker (“CODM”) is the same as what is presented in the notes to the consolidated financial statements. We have one reportable segment and the CODM is regularly provided with the revenues for these categories of revenue.

We will continue to evaluate the disclosure of disaggregated revenue in future filings, but believe our current disclosures provide the appropriate level of revenue information in accordance with ASC 606-10-55-89 through 55-91 and ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended June 30, 2024

Evaluation of Disclosure Controls and Procedures, page 60

7.	Although you disclose that management evaluated the effectiveness of your disclosure controls and procedures, we note that you do not provide an effectiveness conclusion pursuant to Item 307 of Regulation S-K. Please revise to disclose management’s conclusions regarding the effectiveness of your disclosure controls and procedures.

Company Response:

The Company respectfully acknowledges the Staff’s comment and acknowledges that the disclosure in Item 4 – Evaluation of Disclosures and Procedures in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2024 noted that the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures but did not state their conclusion. The Company respectfully directs the Staff’s attention to the Form 8-K that was filed by the Company with the SEC on September 5, 2024 (the “Form 8-K”). Pursuant to a meeting and conversation on August 27, 2024 that the Company’s outside counsel had with SEC Enforcement Staff in conjunction with final issues pertaining to the Company’s August 30, 2023 settlement, the Company affirmed in the Form 8-K that it maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports that it files or submits under the Securities Exchange Act of 1934, as amended, are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of June 30, 2024.  On the basis of the foregoing, the Company respectfully requests that it not be required to amend its Form 10-Q for the quarter ended June 30, 2024 to provide the requested disclosure. The Company hereby confirms that it will include in its future filings with the SEC the disclosure required by Item 307 of Regulation S-K as to the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the applicable filing.

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If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Gerard L. Conway, Jr. Jason Lewis, DLA Piper LLP Audrey S. Leigh, Goodwin Proctor LLP
Thomas Tehan, Deloitte & Touche LLP